1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2021 (Commission File Number: 001-14700)
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan, R.O.C. (Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	August 10, 2021	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

TSMC July 2021 Revenue Report

Hsinchu, Taiwan, R.O.C. – Aug. 10, 2021 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenue for July 2021: On a consolidated basis, revenue for July 2021 was approximately NT$124.56 billion, a decrease of 16.1 percent from June 2021 and an increase of 17.5 percent from July 2020. Revenue for January through July 2021 totaled NT$859.11 billion, an increase of 18.1 percent compared to the same period in 2020.

TSMC July Revenue Report (Consolidated):

(Unit:NT$ million)
Period	July 2021	June 2021	M-o-M Increase (Decrease) %	July 2020	Y-o-Y Increase (Decrease) %	January to July 2021	January to July 2020	Y-o-Y Increase (Decrease) %
Net Revenue	124,558	148,471	(16.1)	105,963	17.5	859,113	727,259	18.1

TSMC Spokesperson:	Media Contacts:
Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Hui-Chung Su Public Relations Tel: 886-3-563-6688 ext. 7125033 Mobile: 886-988-930-039 E-Mail: hcsuq@tsmc.com	Michael Kramer Public Relations Tel: 886-3-563-6688 ext. 7125031 Mobile: 886-988-931-352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) revenue, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of July 2021.

1.	Revenue (in NT$ thousands)
	Period	Items	2021	2020
	July	Net Revenue	124,557,799	105,963,468
	Jan. ~ July	Net Revenue	859,113,151	727,259,018

2.	Funds lent to other parties (in NT$ thousands)
	Lending Company		Limit of lending	Amount Drawn
				Bal. as of period end
	TSMC China*		66,860,077	24,222,240
	TSMC Global**		757,752,405	103,322,500
	* The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.
	** The borrower is TSMC.

3.	Endorsements and guarantees (in NT$ thousands)：
	Guarantor		Limit of guarantee	Amount
				Bal. as of period end
	TSMC*		484,734,099	2,323,731
	TSMC**		484,734,099	181,512,500
	TSMC Japan Ltd.***		342,407	336,732

* The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC.

** The guarantee was provided to TSMC Global, a wholly-owned subsidiary of TSMC.

*** The guarantee was provided to TSMC Design Technology Japan, a wholly-owned subsidiary of TSMC.

4. Financial derivative transactions (in NT$ thousands)
(1) Derivatives not under hedge accounting.
‧TSMC
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	174,707,437
	Mark to Market Profit/Loss	(77,903)
	Unrealized Profit/Loss	(2,109,431)
Expired Contracts	Notional Amount	463,663,967
	Realized Profit/Loss	(591,088)
Equity price linked product (Y/N)		N

‧TSMC China
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	30,302,577
	Mark to Market Profit/Loss	156,294
	Unrealized Profit/Loss	68,960
Expired Contracts	Notional Amount	172,514,022
	Realized Profit/Loss	568,083
Equity price linked product (Y/N)		N

‧TSMC Nanjing
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	18,620,530
	Mark to Market Profit/Loss	95,810
	Unrealized Profit/Loss	58,250
Expired Contracts	Notional Amount	102,958,119
	Realized Profit/Loss	253,071
Equity price linked product (Y/N)		N

(2) Derivatives under hedge accounting.
‧TSMC
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	-
	Mark to Market Profit/Loss	-
	Unrealized Profit/Loss	(1,144)
Expired Contracts	Notional Amount	-
	Realized Profit/Loss	(40,272)
Equity price linked product (Y/N)		N

‧TSMC Global
		Future
Margin Payment		(21,111)
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	2,203,283
	Mark to Market Profit/Loss	(43,753)
	Unrealized Profit/Loss	(42,638)
Expired Contracts	Notional Amount	12,138,998
	Realized Profit/Loss	140,974
Equity price linked product (Y/N)		N